Exhibit 99.1

NEWS RELEASE

Endeavour Silver Review of Exploration Results in 2011 and Plans for 2012

Successful Exploration Programs Marked by New High Grade Silver-Gold Vein Discoveries at Guanajuato, Guanacevi and San Sebastian
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Vancouver, Canada – January 24, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) released today a review of the Company’s exploration results in 2011 and its exploration plans for 2012.

The Company’s exploration drilling programs in Mexico met with continued success in 2011, highlighted by the discovery of several new, high grade silver-gold veins at Endeavour’s two silver mining operations, the Guanacevi Mine in Durango State and the Guanajuato Mine in Guanajuato State.  Several new, moderate grade, silver-gold mineralized veins were also discovered at the San Sebastian property in Jalisco State, Mexico.

Barry Devlin, Vice President of Exploration, commented, “Last year, our talented exploration team once again delivered some exciting new silver-gold vein discoveries which will be included in our next NI 43-101 reserve/resource estimate expected in a few weeks’ time.  Endeavour drilled 71,440 meters (234,000 feet) in 315 drill holes testing multiple exploration targets in four separate mining districts in order to make new discoveries and expand silver resources.”

Guanajuato District

Endeavour currently holds 100% interests in 2,538 hectares (6,273 acres) within the historic silver district of Guanajuato which produced over 1.2 billion ounces (oz) according to the Servicios Geologico de Mexico (SGM). Since acquiring Guanajuato in 2007, Endeavour has discovered multiple, high-grade, silver-gold ore-bodies in the La Luz sub-district southeast of the Lucero/Bolanitos mine and along the Veta Madre ore-bearing structure northwest of the Cebada mine (see Guanajuato maps on website).

In 2011, Endeavour drilled 32,000 meters in 115 holes at Guanajuato, mainly in the Bolanitos mine area, to successfully extend the high grade silver-gold mineralized zones within each of the Lucero, Karina, Fernanda and Daniela veins (latest drill results below) to several hundred meters long by 200 meters deep.  All four veins are higher grade than the current reserves and resources at Guanajuato and the Daniela vein in particular appears to be thicker, has higher gold grades and is still open along strike to the northwest.

Recent drilling highlights at Daniela include 187 grams per tonne (gpt) silver and 6.89 gpt gold over 3.25 meters (m) true width (15.5 ounces per ton (opT) silver equivalent over 10.7 feet (ft) based on a silver: gold ratio of 50:1) in hole DN-36.

Daniela Drill Results
Hole	Vein	From	True Width	Ag	Au
		(m)	(m)	(g/t)	(g/t)
DN-33	HW Daniela	180.60	2.98	185	0.62
	Incl	182.00	0.37	781	1.20
DN-34	HW Daniela	214.40	4.24	103	9.80
	Incl	219.95	0.67	79	43.10
DN-36	HW Daniela	224.55	3.25	187	6.89
	Incl	227.95	0.68	316	17.25
DN-37	HW Daniela	246.40	1.87	207	4.69
	Incl	248.65	0.39	403	15.40

The Lucero vein has been in production for more than two years and thanks to the opening of new Lucero South mine access ramp in 2011, underground development of the Karina, Fernanda and Daniela veins is now being fast tracked for production in 2012.  As a result, Endeavour plans to expand the current 1000 tonnes per day (tpd) Guanajuato mine output to 1600 tpd throughout the year in order to fill the recently expanded plant to its capacity.

High grade silver-gold mineralized zones were also discovered in two new veins, La Joya (new drill results below) and Belen, which are sub-parallel to and east of the Daniela vein.  Two drill rigs are working full time to extend these mineralized zones and several compelling new vein targets will be drilled elsewhere on the Guanajuato properties this year.

Recent drilling highlights at La Joya include 195 gpt silver and 1.11 gpt gold over 4.88 m true width (7.3 opT silver equivalent over 16.0 ft based on a silver: gold ratio of 50:1) in hole LJ11.5-2.

La Joya Drill Results
Hole	Vein	From	True Width	Ag	Au
		(m)	(m)	(g/t)	(g/t)
LJ4-3	HW La Joya	153.35	5.63	80	1.13
LJ11.5-1	HW La Joya	291.8	4.92	148	1.19
LJ11.5-2	HW La Joya	310.35	4.88	195	1.11
LJ12.5-1	Vein	167.05	0.87	1,074	1.39

Guanacevi District

Endeavour currently holds 100% interests in 4,076 hectares (10,071 acres) within the historic silver district of Guanacevi which produced over 450 million oz of silver according to the SGM. Since acquiring Guanacevi in 2004, Endeavour has found multiple high-grade silver ore-bodies along a five kilometer (3 mile) length of the prolific Santa Cruz silver vein (see Guanacevi maps on website).

In 2011, Endeavour drilled 16,000 meters in 56 holes at Guanacevi, mainly in the San Pedro area, and made a new discovery in the Milache area (new drill results below) along the Santa Cruz vein to the northwest of the Company’s Porvenir Cuatro mine.  The nature and grade of mineralization at Milache is very similar to the other five discoveries along the Santa Cruz vein that Endeavour has developed into mines at Guanacevi since 2004.  Underground drilling also continued to expand the mineralization at depth in the Porvenir Norte mine, Endeavour’s largest operating mine in the Guanacevi district.

Recent drilling highlights at Milache include 775 gpt silver and 2.75 gpt gold over 6.75 m true width (26.6 opT silver equivalent over 22.1 ft based on a silver: gold ratio of 50:1) in hole MCH1.5-1.

Milache Drill Results
Hole	Vein	From	True Width	Ag	Au
		(m)	(m)	(g/t)	(g/t)
MCH1-2	HW Santa Cruz	321.70	1.62	241	0.59
	Incl	323.30	0.22	1,235	3.03
	Santa Cruz	325.85	1.53	193	0.29
	Incl	327.30	0.26	997	1.14
MCH1.5-1	Santa Cruz	355.70	6.75	775	2.75
	Incl	363.90	0.57	1,380	4.13
MCH1.5-2	Santa Cruz	457.75	1.78	155	0.40
	Incl	460.25	0.34	472	1.49
MCH-10	Santa Cruz	386.35	1.53	169	0.69
	Incl	387.50	0.46	260	1.04
	FW Santa Cruz	406.40	1.65	440	0.83
	Incl	407.85	0.28	680	0.78

Exploration drilling in the San Pedro area at the north end of the Guanacevi district continued to return encouraging drill results from a number of recently discovered mineralized zones on historic mine properties such as Santa Isabel and El Soto.

Recent drilling highlights at San Pedro include 2,435 gpt silver and 2.18 gpt gold over 0.88 m true width (74.2 opT silver equivalent over 2.9 ft based on a silver: gold ratio of 50:1) in hole EPS1-4B.

San Pedro Drill Results
Hole	Vein	From	True Width	Ag	Au	Pb	Zn
		(m)	(m)	(g/t)	(g/t)	(%)	(%)
SI07S-1	Vein	177.60	0.28	979	1.51	0.84	17.25
SI01-2	Vein	207.95	1.02	272	0.03	1.04	3.39
SI02-3	Vein	223.15	1.07	483	0.25	0.56	0.84
SI02-4	Vein	267.85	1.51	103	0.05	0.09	0.16
SI09-1	Santa Isabel	75.25	1.69	204	0.07	0.01	0.03
	Incl	77.50	0.19	1,755	0.22	0.06	0.17
JQ00-1	Vein	269.60	1.19	1,005	0.14	1.73	3.25
	Stockwork	344.75	0.97	108	0.03	1.51	2.72
	Vein	357.2	1.50	53	0.05	2.76	6.13
	San Joaquin	415.80	0.54	150	0.13	0.03	1.75
	Vein	431.00	0.25	73	0.10	0.11	12.00
	Vein	469.50	1.00	55	0.08	0.29	5.27
	Stockwork	507.25	0.95	33	0.10	0.58	7.27
JQ09-2	San Joaquin	92.40	2.76	213	0.05	1.40	2.82
	Incl	92.40	0.22	466	0.05	3.95	7.57
San Pedro Drill Results
Hole	Vein	From	True Width	Ag	Au	Pb	Zn
		(m)	(m)	(g/t)	(g/t)	(%)	(%)
EPS1-4B	Vein	221.95	0.88	2,435	2.18	0.19	0.45
	Incl	221.95	0.36	5,320	4.57	0.43	1.09
ST0-1	Manto Zone	287.55	1.23	364	0.79	0.19	0.28

San Sebastian Property

Endeavour currently holds an option to acquire a 100% interest in 5,466 hectares (13,507 acres) within the historic silver district of San Sebastian which was discovered in 1542 and produced silver on a small scale from multiple historic mines on more than 20 different veins until the Mexican Revolution of 1910.  Since optioning San Sebastian in 2010, Endeavour has focused on mapping and sampling six veins in a five kilometer (3 mile) area in the southern half of the property (see San Sebastian maps on website).

In 2011, Endeavour drilled 7,700 meters in 36 holes at San Sebastian to test the Los Negros, Animas, Tajo, Real and Quiteria veins (new drill results below) for their ore potential.  Five new, moderate grade silver-gold mineralized zones were outlined, many remain open for continued exploration, and there are several veins yet to be drilled.

Recent drilling highlights at San Sebastian include 580 gpt silver and 0.03 gpt gold over 2.20 m true width (16.9 opT silver equivalent over 7.2 ft based on a silver: gold ratio of 50:1) in hole TA04-1.

San Sebastian Drill Results
Hole	Vein	From	True Width	Ag	Au
		(m)	(m)	(g/t)	(g/t)
LN02-1	Los Negros	25.45	1.53	222	0.74
LN04-1	Los Negros	116.65	1.54	120	0.25
LN07-1	Los Negros	75.85	2.10	132	1.02
LN08-1	Los Negros	53.50	3.64	144	1.21
LN09-1	Los Negros	74.65	2.58	258	0.61
LN10-1	Los Negros	100.70	1.51	165	0.51
AN13-1	Animas	85.10	2.12	159	0.37
AN13-2	Animas	131.85	1.61	114	0.30
TA03-1	HW Tajo	246.00	2.71	265	0.05
	Tajo	255.95	1.52	105	0.10
TA04-1	HW Tajo	194.45	2.96	176	0.66
	Incl	194.45	0.48	524	1.74
	Tajo	207.00	2.20	580	0.03
TA04-2	HW Tajo	235.00	1.60	282	1.88
RE04-1	Real	86.70	1.79	320	0.74
RE17-1	Vein	43.50	0.95	253	0.37
	Real	196.50	0.97	41	0.11

Copiapo Chile Properties

In 2011, Endeavour optioned 100% interests in the 7,900 hectare (19,518 acre) La Presidenta and 407 hectare (1005 acre) Lomas Bayas properties within the historic Copiapo district of northern Chile.  Both properties had 150 year histories of small scale high grade silver-gold mine production from multiple narrow veins but neither property had ever been systematically explored or drilled.

Endeavour drilled 15,000 meters in 103 reverse circulation holes at La Presidenta and Lomas Bayas to test the historic mines and veins for their bulk tonnage, low grade, open pit ore potential.  The results were disappointing at La Presidenta, with most drill intercepts returning less than 30 gpt silver equivalents over less than 10 meters.  Given the higher grade sampling results around the old mine, there appears to be a supergene enrichment effect on surface.

Drill results from Lomas Bayas were more positive, confirming some small bulk tonnage ore potential, but once again there appears to be a supergene enrichment effect on surface so the upside potential at Lomas Bayas is limited. As a result, Endeavour plans to drop the property options on La Presidenta and Lomas Bayas and focus on generating new silver opportunities in Chile.

Parral Properties

Endeavour currently holds 100% interests in 32.7 hectares (80.8 acres) within the historic silver district of Parral which produced over 250 million ounces (oz) of silver according to the SGM. Since acquiring Parral in 2006, Endeavour has found by drilling a large, poly-metallic mineralized zone along the Cometa vein along strike from the historic Esmeralda mine (see Parral maps on website).

In 2011, a revised resource was estimated that included an indicated 1.631 million tonnes grading 49 gpt silver, 0.9 gpt gold, 2.87% lead and 2.86% zinc, and an inferred 1.303 million tonnes grading 63 gpt silver, 0.9 gpt gold, 2.55% lead and 2.28% zinc (see Parral resource estimate on website).

2012 Exploration Plans

In 2012, Endeavour plans an aggressive $15.0 million, 70,000 meter, 250 hole surface exploration drill program to test multiple exploration targets within three of the mining districts where Endeavour is currently active plus any new districts the Company may acquire during the year.

The first priorities will be to follow up the new discoveries made near Endeavour’s two mining operations at Guanacevi and Guanajuato as highlighted above and to continue the search for new prospective targets within those two districts.  Management is confident that the potential to discover and develop new silver-gold resources at both Guanacevi and Guanajuato remains high.

Endeavour will also continue surface exploration drilling on the San Sebastian properties to try and extend the known mineralized zones and test new targets.  Several new properties were evaluated in Mexico last year and the Company anticipates the acquisition of some new, district scale exploration projects in both Mexico and Chile in 2012.

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral, La Presidenta, Lomas Bayas, San Sebastian, Guanacevi and Guanajuato Projects.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the respective field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour’s goal to become the next premier mid-tier silver mining company.

Contact Information - For more information, please contact Hugh Clarke toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2012 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.